EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO PROVIDES UPDATE

Toronto, Canada – April 18, 2011 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") confirms that a document recently circulated purportedly from the Company regarding corporate activity was not prepared by and is not from the Company.  The Company has no knowledge of the source of this document.  While it is Banro’s general policy not to comment on market activity or rumours, the Company is in preliminary discussions only.  The Company has not entered into any formal agreement and there is no assurance that any such agreement will be entered into or that any transaction will be pursued or completed.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro is constructing “Phase 1” of its flagship Twangiza project.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.
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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 575 039; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada, or Tomas Sipos, Vice-President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.